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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)

Micrel, Incorporated
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

59473101
(CUSIP Number)

Obrem Capital Management, LLC 733 3rd Avenue 11th Floor New York, New York 10017 Telephone - (646) 454-5311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	59473101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,852,690

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

8,852,690

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

8,852,690

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	59473101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital (GP), LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,852,690

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

8,852,690

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

8,852,690

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	59473101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew Rechtschaffen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,852,690

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

8,852,690

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
8,852,690

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.5%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	59473101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital Offshore Master, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,135,959

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

5,135,959

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
5,135,959

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	59473101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital (QP), L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,716,731

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

3,716,731

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
3,716,731

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	59473101

Item 1.	Security and Issuer.

The name of the issuer is Micrel, Incorporated (the "Issuer").  The address of the Issuer's principal office is 2180 Fortune Drive, San Jose, CA.  This Schedule 13D relates to the Issuer's Common Stock, no par value (the "Shares").

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed jointly by Obrem Capital Management, LLC, Obrem Capital (GP), LLC, Andrew Rechtschaffen and Obrem Capital Offshore Master, L.P. (collectively, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is 733 3rd Avenue, 11th Floor, New York, New York 10017.

(c) Andrew Rechtschaffen is the managing member of Obrem Capital Management, LLC and Obrem Capital (GP), LLC, investment management firms that serve as the investment manager and general partner, respectively, to Obrem Capital Offshore Master, L.P.  Obrem Capital Management, LLC and Obrem Capital (GP), LLC also serve as investment manager or general partner, respectively, to several other private investment vehicles.

(d) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(e) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) Andrew Rechtschaffen is a citizen of the United States.  Obrem Capital Management, LLC and Obrem Capital (GP), LLC are Delaware limited liability companies.  Obrem Capital Offshore Master, L.P. is a Cayman Islands exempted limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of the private investment vehicles managed by the Reporting Persons.

The total cost for the Shares that the Reporting Persons may be deemed to beneficially own is $55,329,312.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons are being held for investment purposes only.  The acquisitions of the Shares were made in the ordinary course of the Reporting Persons’ business or investment activities, as the case may be.  No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.	Interest in Securities of the Issuer.

(a)-(e)
As of the date of this filing, Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen may be deemed to be the beneficial owner of 8,852,690 Shares or 13.5% of the Shares of the Issuer, based upon the 65,378,655 Shares outstanding as of February 11, 2009.  As of the date of this filing, Obrem Capital Offshore Master, L.P. may be deemed to be the beneficial owner of 5,135,959 Shares or 7.9% of the Shares of the Issuer.  As of the date of this filing, Obrem Capital (QP), L.P. may be deemed to be the beneficial owner of 3,716,731 Shares 5.7% of the Shares of the Issuer.

Each of Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 8,852,690  Shares.  Obrem Capital Offshore Master, L.P. has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 5,135,959 Shares.  Obrem Capital (QP), L.P. has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 3,716,731 Shares.

Each of Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 8,852,690 Shares.  Obrem Capital Offshore Master, L.P. has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 5,135,959 Shares.  Obrem Capital (QP), L.P. has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 3,716,731Shares.

The trading date, number of Shares sold and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B and were effected in open market transactions.

The Shares were acquired for investment purposes.  Obrem Capital Management, LLC, Obrem Capital (GP), LLC, Andrew Rechtschaffen, Obrem Capital Offshore Master, L.P. and Obrem Capital (QP), L.P. may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

A.  An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

B.  A description of the transactions in the Shares that were effected by the Reporting Persons during the past 60 days is filed herewith as Exhibit B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2009
(Date)

            Obrem Capital Management, LLC

            By:  /s/ Andrew Rechtschaffen
                   Andrew Rechtschaffen, Managing Member

            Obrem Capital (GP), LLC

            By:  /s/ Andrew Rechtschaffen
                   Andrew Rechtschaffen, Managing Member

            Andrew Rechtschaffen

            /s/ Andrew Rechtschaffen

            Obrem Capital Offshore Master, L.P.
            By:  Obrem Capital (GP), LLC, its general partner

            By:  /s/ Andrew Rechtschaffen
                   Andrew Rechtschaffen, Managing Member

            Obrem Capital (QP), L.P.
            By:  Obrem Capital (GP), LLC, its general partner

            By:  /s/ Andrew Rechtschaffen
                   Andrew Rechtschaffen, Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D dated February 11, 2009, and any further amendments hereto, relating to the Common Stock, no par value, of Micrel, Incorporated shall be filed on behalf of the undersigned.

February 11, 2009
(Date)

Obrem Capital Management, LLC

By:  /s/ Andrew Rechtschaffen
       Andrew Rechtschaffen, Managing Member

Obrem Capital (GP), LLC

By:  /s/ Andrew Rechtschaffen
       Andrew Rechtschaffen, Managing Member

Andrew Rechtschaffen

/s/ Andrew Rechtschaffen

Obrem Capital Offshore Master, L.P.
By:  Obrem Capital (GP), LLC, its general partner

By:  /s/ Andrew Rechtschaffen
       Andrew Rechtschaffen, Managing Member

Exhibit B

Transactions – Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen

Date of Transaction	Title of Class	Number of Shares Sold	Price Per Share

2/11/2009	Common Stock, no par value	996,823	$6.25

2/11/2009	Common Stock, no par value	886,177	$6.25

Transactions – Obrem Capital Offshore Master, L.P.

Date of Transaction	Title of Class	Number of Shares Sold	Price Per Share

2/11/2009	Common Stock, no par value	996,823	$6.25

Transactions – Obrem Capital (QP)  L.P.

Date of Transaction	Title of Class	Number of Shares Sold	Price Per Share

2/11/2009	Common Stock, no par value	886,177	$6.25

SK 25940 0001 964226 v3